PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 21, 2001)
                                               Filed Pursuant to Rule 424(b)(5)
                                           Registration Nos. 333-48355/48355-01


                                 $150,000,000
                          [LOGO] Small T.Hilfiger logo

                          TOMMY HILFIGER U.S.A., INC.
                           9% SENIOR BONDS DUE 2031

        Payment of principal and interest unconditionally guaranteed by

                          TOMMY HILFIGER CORPORATION

                               -----------------

        Interest payable on March 1, June 1, September 1 and December 1

                               -----------------

This is an offering of 9% Senior Bonds due December 1, 2031 to be issued by Tommy Hilfiger U.S.A., Inc. (the "Company") and unconditionally guaranteed as to payment of principal and interest by Tommy Hilfiger Corporation, the parent corporation of the Company (the "Guarantor," and collectively with the Company and its other subsidiaries, "Tommy Hilfiger"). The bonds will be redeemable at our option, in whole or part, at any time on or after December 3, 2006, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. We will also have the right to redeem the bonds in certain circumstances if we are unable to deduct interest paid on the bonds. Additionally, the bonds will be redeemable at the option of the Guarantor, in whole but not in part, if the Guarantor would be required to pay additional amounts with respect to the bonds as a result of changes in the laws of any jurisdiction in which the Guarantor is resident for tax purposes. The bonds will be issued in minimum denominations of $25 and in multiples of $25.

We intend to apply to have the bonds listed on the New York Stock Exchange, and we expect trading in the bonds on the New York Stock Exchange to begin within 30 days after the original issue date. The bonds are expected to trade "flat", meaning that purchasers will not pay and sellers will not receive any accrued and unpaid interest on the bonds that is not included in the trading price.

                               -----------------

INVESTING IN THE BONDS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-3.

                               -----------------

                    PRICE 100% AND ACCRUED INTEREST, IF ANY

                               -----------------

                                    UNDERWRITING   PROCEEDS, BEFORE
                                    DISCOUNTS AND DEDUCTING EXPENSES,
                    PRICE TO PUBLIC  COMMISSIONS    TO THE COMPANY
                    --------------- ------------- -------------------
           PER BOND    100.00%         3.15%            96.85%
           TOTAL...  $150,000,000    $4,725,000      $145,275,000

                               -----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters may purchase up to an additional $22,500,000 aggregate principal amount of bonds within 30 days from the date of this prospectus supplement to cover over-allotments.

The underwriters are severally underwriting the bonds being offered. The underwriters expect to deliver the bonds in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on December 3, 2001.

                               -----------------

                               JOINT BOOKRUNNERS

MORGAN STANLEY                                             SALOMON SMITH BARNEY

                               -----------------
A.G. EDWARDS & SONS, INC.
                                                                    UBS WARBURG


November 28, 2001

                               TABLE OF CONTENTS

                                                        PAGE
                                                        ----
                   PROSPECTUS SUPPLEMENT
Forward-Looking Statements............................. S-3
Risk Factors........................................... S-3
Summary Historical Financial Information............... S-4
Use of Proceeds........................................ S-6
Description of the Bonds............................... S-6
Underwriting........................................... S-7

                         PROSPECTUS
Available Information..................................   2
Incorporation of Certain Documents by Reference........   2
Enforceability of Civil Liabilities and Related Matters   3
Tommy Hilfiger.........................................   3
Use of Proceeds........................................   3
Ratio of Earnings to Fixed Charges of the Guarantor....   4
Description of Debt Securities and Guarantees..........   4
Plan of Distribution...................................  16
Validity of Offered Debt Securities....................  17
Experts................................................  17

                               -----------------

   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. YOU SHOULD NOT ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND ANY DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE AFTER THE DATES ON THE FRONT COVERS OF EACH OF THE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND AFTER THE DATE OF FILING OF THE INCORPORATED DOCUMENTS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

   THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR ANY PART HEREOF OR THEREOF AND THE OFFER AND SALE OF THE BONDS MAY BE RESTRICTED BY LAW IN CERTAIN JURISDICTIONS. IF YOU POSSESS THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD INFORM YOURSELF ABOUT AND OBSERVE ANY SUCH RESTRICTIONS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED OR WHERE THE PERSON MAKING THE OFFER OR SALE IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS NOT PERMITTED TO MAKE SUCH OFFER OR SALE.

                          FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe," and similar words or phrases. Such statements are based on current expectations and are subject to certain risks, uncertainties and assumptions, including, but not limited to,

       .  factors discussed under "Risk Factors" below;

       .  the overall level of consumer spending on apparel;

       . the financial strength of the retail industry generally and Tommy Hilfiger's customers, distributors and franchisees in particular;

       . changes in trends in the market segments and geographic areas in which Tommy Hilfiger competes;

       .  the level of demand for Tommy Hilfiger's products;

       . actions by Tommy Hilfiger's major customers or existing or new competitors;

       . changes in currency and interest rates and changes in economic or political conditions in the markets where Tommy Hilfiger sells or sources its products; and

       . other risks and uncertainties set forth in Tommy Hilfiger's publicly-filed documents, including the Guarantor's Annual Report on Form 10-K for the year ended March 31, 2001.

   Should one or more of these risks or uncertainties materialize, or should those underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 RISK FACTORS

   PURCHASERS OF THE BONDS OFFERED HEREBY SHOULD CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED BY REFERENCE THEREIN.

COMPETITION; CHANGES IN FASHION TRENDS

   The apparel industry is highly competitive. Tommy Hilfiger competes with numerous domestic and foreign designers, brands, manufacturers and retailers of apparel, accessories and other products, some of which may be significantly larger and more diversified, and have greater resources, than Tommy Hilfiger. In addition, Tommy Hilfiger believes that its success depends in substantial part on its ability to anticipate, gauge and respond to changing consumer demand and fashion trends in a timely manner. Tommy Hilfiger attempts to minimize the risk of changing fashion trends and product acceptance by closely monitoring retail sales trends. However, if fashion trends shift away from Tommy Hilfiger's products, or if Tommy Hilfiger otherwise misjudges the market for its product lines, it may be faced with a significant amount of unsold finished goods inventory or other conditions which could have a material adverse effect on Tommy Hilfiger.

DEPENDENCE ON CUSTOMERS UNDER COMMON CONTROL

   Tommy Hilfiger's department store customers include major United States retailers, certain of which are under common ownership. When considered together as a group under common ownership, sales to the department store customers which were owned by Dillard Department Stores, Federated Department Stores and May Department Stores accounted for approximately 22%, 17% and 17%, respectively, of Tommy Hilfiger's fiscal 2001 net wholesale product sales. A decision by the controlling owner of a group of department stores to decrease the amount purchased from Tommy Hilfiger or to cease carrying Tommy Hilfiger's products could have a material adverse effect on Tommy Hilfiger.

RELATIONSHIPS WITH SUPPLIERS

   Tommy Hilfiger does not own or operate any manufacturing facilities and is therefore dependent upon third parties for the manufacture of all its products. Management maintains extensive and long-term relationships with leading manufacturers principally located in the United States, Mexico and Asia, including, among others, manufacturers located in Indonesia, India, Mauritius, Sri Lanka and Thailand. Tommy Hilfiger currently imports products from approximately 40 countries, none of which accounts for more than 15% of the total cost of products purchased annually. The inability of a manufacturer to ship orders of Tommy Hilfiger's products in a timely manner, including as a result of local financial market disruption which could impair the ability of such suppliers to finance their operations, or to meet quality standards, could cause Tommy Hilfiger to miss the delivery date requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on Tommy Hilfiger's financial condition and results of operations. Tommy Hilfiger has no long-term formal arrangements with any of its suppliers and historically has experienced only limited difficulty in satisfying its raw material and finished goods requirements. Although Tommy Hilfiger believes it could replace such suppliers without a material adverse effect on Tommy Hilfiger, there can be no assurance that such suppliers could be replaced in a timely manner, and the loss of such suppliers could have a material adverse effect on Tommy Hilfiger's short-term operating results.

IMPACT OF POTENTIAL FUTURE ACQUISITIONS

   From time to time, Tommy Hilfiger has pursued, and may continue to pursue, acquisitions. For example, Tommy Hilfiger recently completed the acquisition of its European licensee for $200 million, funded from existing cash. If one or more acquisitions results in Tommy Hilfiger becoming substantially more leveraged on a consolidated basis, Tommy Hilfiger's flexibility in responding to adverse changes in economic, business or market conditions, as well as its credit rating, may be adversely affected.

LACK OF PUBLIC MARKET FOR THE BONDS

   There is no existing trading market for the bonds, and there can be no assurance regarding the future development of a market for the bonds or the ability of holders of the bonds to sell their bonds or the price at which such holders may be able to sell their bonds. If such a market were to develop, the bonds could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Company's and the Guarantor's operating results and the market for similar securities. The underwriters have advised the Company and the Guarantor that they currently intend to make a market in the bonds. The underwriters are not obligated to do so, however, and any market-making with respect to the bonds may be interrupted or discontinued at any time without notice. We intend to apply to have the bonds listed on the New York Stock Exchange, Inc., however there can be no assurance as to the liquidity of any trading market for the bonds or that an active public market for the bonds will develop.

                   SUMMARY HISTORICAL FINANCIAL INFORMATION

   The following tables present summary historical financial information for Tommy Hilfiger for each of the five fiscal years in the period ended March 31, 2001 and for the six months ended September 30, 2001 and 2000. The summary financial information should be read in conjunction with the historical financial statements and related notes thereto of the Guarantor and management's discussion and analysis of financial condition and results of operations incorporated into the accompanying prospectus by reference. See "Available Information" and "Incorporation of Certain Documents by Reference" in the accompanying prospectus. The summary financial information for Tommy Hilfiger as of and for the six months ended September 30, 2001 and 2000 was derived from Tommy Hilfiger's unaudited financial statements and notes related thereto.

                         TOMMY HILFIGER CORPORATION(A)
                         (in thousands, except ratios)

                                 SIX MONTHS ENDED
                                   SEPTEMBER 30,                 FISCAL YEAR ENDED MARCH 31,
                              ----------------------- --------------------------------------------------
                                 2001        2000        2001       2000       1999      1998     1997
                              ----------- ----------- ---------- ---------- ---------- -------- --------
                              (UNAUDITED) (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenue..................  $902,130    $933,179   $1,880,935 $1,977,180 $1,637,073 $847,110 $661,688
Cost of goods sold...........   511,904     549,459    1,116,321  1,103,582    872,607  447,524  344,884
                               --------    --------   ---------- ---------- ---------- -------- --------
Gross profit.................   390,226     383,720      764,614    873,598    764,466  399,586  316,804
Operating expenses(b)........   309,540     296,471      567,194    618,099    484,185  236,571  190,976
                               --------    --------   ---------- ---------- ---------- -------- --------
Income from operations.......    80,686      87,249      197,420    255,499    280,281  163,015  125,828
Interest expense.............    18,864      21,186       41,412     41,024     39,525    1,258      761
Interest income..............     6,275       8,711       17,450     13,056      5,615    7,013    6,181
                               --------    --------   ---------- ---------- ---------- -------- --------
Income before income taxes...    68,097      74,774      173,458    227,531    246,371  168,770  131,248
Provision for income taxes...    11,209      20,114       42,497     55,173     72,654   55,590   44,866
                               --------    --------   ---------- ---------- ---------- -------- --------
Net income...................  $ 56,888    $ 54,660   $  130,961 $  172,358 $  173,717 $113,180 $ 86,382
                               ========    ========   ========== ========== ========== ======== ========
OTHER DATA:
Ratio of earnings to fixed
 charges(c)..................      3.9x        4.0x         4.5x       5.8x       6.5x    32.0x    36.2x

                             AS OF SEPTEMBER 30,                    AS OF MARCH 31,
                           ----------------------- --------------------------------------------------
                              2001        2000        2001       2000       1999      1998     1997
                           ----------- ----------- ---------- ---------- ---------- -------- --------
                           (UNAUDITED) (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and
 short-term investments... $  185,925  $  254,020  $  318,431 $  309,397 $  241,950 $157,051 $109,908
Working capital...........    396,768     553,379     591,376    537,765    443,006  345,886  270,667
Total assets..............  2,510,912   2,359,750   2,342,556  2,381,521  2,206,620  618,010  463,085
Short-term borrowings.....     60,901          --          --        523      1,234       --    5,980
Long-term debt(d).........    555,756     604,433     579,495    629,370    649,245       --    1,510
Shareholders' equity......  1,410,192   1,296,207   1,348,593  1,277,714  1,092,249  519,062  397,464

--------
(a)On May 8, 1998, Tommy Hilfiger acquired its United States womenswear and jeanswear licensee and its Canadian licensee, and on July 5, 2001, Tommy Hilfiger acquired its European licensee. The operating results of the acquirees are included in the consolidated results of Tommy Hilfiger from the respective dates of the acquisitions.
(b)During the quarter ended March 31, 2000, Tommy Hilfiger recorded a special charge of $62,153, before income taxes, principally related to the following: a redirection of its full-price retail store program, which included the closure of its flagship stores in Beverly Hills, California and London, England; the postponement of the launch of a new women's dress-up division; and the consolidation of its junior sportswear and junior jeans divisions. During the first quarter of the year ended March 31, 1999, Tommy Hilfiger recorded a special charge for non-recurring expenses of $19,800, before income taxes, related to the acquisition of its United States womenswear and jeanswear licensee and its Canadian licensee.
(c)For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of net income, provision for income taxes and fixed charges (less capitalized interest). Fixed charges are the sum of interest expense, the estimated interest portion of rental charges and capitalized interest.
(d)Including current portion.

                                USE OF PROCEEDS

   The net proceeds received from the sale of the bonds will be used by Tommy Hilfiger for general corporate purposes.

                           DESCRIPTION OF THE BONDS

   The bonds will be issued as a series of senior debt securities under an indenture among the Company, the Guarantor and JPMorgan Chase Bank, as trustee (the "Trustee"). The following summary of certain provisions of the bonds and of the indenture is not complete and is qualified in its entirety by reference to all of the provisions of the indenture, which provisions, including defined terms, are incorporated by reference in this prospectus supplement and the accompanying prospectus. To obtain a copy of the indenture, see "Available Information" in the accompanying prospectus. When we refer to "we," "us" or "our" in this section or when we otherwise refer to ourselves in this section, we mean Tommy Hilfiger. The term "securities," as used under this caption, refers to all securities issuable from time to time under the indenture and includes the bonds.

GENERAL

   The bonds to be issued under the indenture will be our senior unsecured obligations and will rank pari passu with all of our other senior unsecured and unsubordinated indebtedness, such as our 6.50% Notes due 2003 and our 6.85% Notes due 2008, which may be outstanding from time to time. The indenture does not limit the aggregate principal amount of securities which may be issued thereunder, and securities may be issued thereunder from time to time as a single series or in two or more separate series up to the aggregate principal amount from time to time authorized by us for each series. The bonds are currently limited to $150,000,000 in aggregate principal amount ($172,500,000 if the underwriters exercise in full their over-allotment option to purchase additional bonds). We may, from time to time, without the consent of the holders of the bonds, reopen the series and issue additional bonds. We may also provide for the issuance of other securities under the indenture. The bonds will be issued in denominations of $25 and integral multiples of $25. The bonds will mature at par on December 1, 2031, and will bear interest from the date of issue at the rate of 9% per year. Interest on the bonds will be payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing on March 1, 2002, to holders of the bonds on the business day immediately preceding the related interest payment date.

   Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or maturity date falls on a day that is not a business day, the payment due on the interest payment date or maturity date will be made on the following day that is a business day, as if it were made on the date such payment was due and no additional interest will accrue on the amount after the interest payment date or maturity date. Payments of principal of and interest on the bonds will be made by us through the Trustee to the Depositary. See "--Book-Entry System, Form and Delivery." As used in this prospectus supplement, "business day" means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law or executive order to close in New York City.

OPTIONAL REDEMPTION

   We may not redeem the bonds before December 3, 2006, except for tax reasons as described below under "Redemption for Tax Reasons." On and after December 3, 2006, we may redeem the bonds, at our option and at any time, in whole or in part at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest up to but not including the date of redemption.

REDEMPTION FOR TAX REASONS

   The Company may elect to redeem the bonds, in whole but not in part, at any time at a redemption price of 100% of their principal amount, plus accrued and unpaid interest up to but not including the redemption date, if on or after December 3, 2001 a change in the U.S. tax laws results in a substantial likelihood that we will not be able to deduct the full amount of interest accrued on the bonds for U.S. federal income tax purposes.

   The bonds describe a change in the U.S. tax laws broadly and permit us to redeem because of:

       . any actual or proposed change in or amendment to the laws of the U.S. or regulations or rulings promulgated under those laws;

       . any change in the way those laws, rulings or regulations are interpreted, applied or enforced;

       .  any action taken by a taxing authority that applies to us;

       .  any court decision, whether or not in a proceeding involving us; or

       . any technical advice memorandum, letter ruling or administrative pronouncement issued by the U.S. Internal Revenue Service, based on a fact pattern substantially similar to ours.

   The bonds will also be redeemable at the option of the Guarantor, in whole but not in part, if the Guarantor would be required to pay additional amounts with respect to the bonds as a result of changes in the laws of any jurisdiction in which the Guarantor is resident for tax purposes. See "Description of Debt Securities and Guarantees--Payment of Additional Amounts" and "--Optional Tax Redemption" in the accompanying prospectus.

SELECTION AND NOTICE

   We will mail a notice of redemption at least 30 days but not more than 60 days before the date fixed for redemption to each registered holder of bonds to be redeemed. If we elect to redeem fewer than all of the bonds, the Trustee will select, not more than 60 days prior to the redemption date, in a fair and appropriate manner the bonds to be redeemed.

TRADING CHARACTERISTICS

   The bonds are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the bonds except as included in the trading price thereof. Any portion of the trading price of a bond that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the bonds.

BOOK-ENTRY SYSTEM, FORM AND DELIVERY

   The bonds initially will be issued in book-entry form and represented by one or more global bonds. The global bonds will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), New York, New York, as depositary, and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for individual certificates evidencing bonds under the limited circumstances described below, a global bond may not be transferred except as a whole by the depositary to its nominee or by the nominee to the depositary, or by the depositary or its nominee to a successor depositary or to a nominee of the successor depositary. See "Description of Debt Securities and Guarantees--Global Notes" in the accompanying prospectus.

                                 UNDERWRITING

   Under the terms and conditions set forth in an underwriting agreement, dated May 5, 1998, as supplemented by a pricing agreement dated November 28, 2001 (the "Underwriting Agreement"), the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. are acting as representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of the bonds set forth opposite their names below:

                                                            PRINCIPAL AMOUNT
   NAME                                                         OF BONDS
   ----                                                     ----------------
   Morgan Stanley & Co. Incorporated.......................   $ 32,812,500
   Salomon Smith Barney Inc................................     32,812,500
   A.G. Edwards & Sons, Inc................................     32,812,500
   UBS Warburg LLC.........................................     32,812,500
   Banc of America Securities LLC..........................        750,000
   BNY Capital Markets, Inc................................        750,000
   Bear, Stearns & Co. Inc.................................        750,000
   CIBC World Markets Corp.................................        750,000
   Dain Rauscher Wessels...................................        750,000
   Deutsche Banc Alex. Brown Inc...........................        750,000
   J.P. Morgan Securities Inc..............................        750,000
   Prudential Securities Incorporated......................        750,000
   SunTrust Robertson Humphrey Capital Markets,
     A Division of SunTrust Capital Markets Inc............        750,000
   Tucker Anthony Incorporated.............................        750,000
   U.S. Bancorp Piper Jaffray Inc..........................        750,000
   Wachovia Securities, Inc................................        750,000
   Wells Fargo Van Kasper, LLC.............................        750,000
   Advest Inc..............................................        375,000
   Robert W. Baird & Co. Incorporated......................        375,000
   BB&T Capital Markets, a Division of Scott & Stringfellow        375,000
   William Blair & Co......................................        375,000
   Blaylock & Partners, L.P................................        375,000
   Davenport & Company LLC.................................        375,000
   D.A. Davidson & Co......................................        375,000
   Doley Securities Inc....................................        375,000
   Fahnestock & Co. Inc....................................        375,000
   Fifth Third Securities, Inc.............................        375,000
   Gibraltar Securities Co.................................        375,000
   Gruntal & Co., L.L.C....................................        375,000
   J.J.B. Hilliard, W.L. Lyons, Inc........................        375,000
   Janney Montgomery Scott LLC.............................        375,000
   C.L. King & Associates, Inc.............................        375,000
   McDonald Investments Inc., a KeyCorp Company............        375,000
   Mesirow Financial, Inc..................................        375,000
   Parker/Hunter Incorporated..............................        375,000
   Pershing/ a Division of Donaldson, Lufkin & Jenrette....        375,000
   Ryan, Beck & Co. LLC....................................        375,000
   Southwest Securities, Inc...............................        375,000
   Stifel, Nicolaus & Company Incorporated.................        375,000
   Utendahl Capital Partners, L.P..........................        375,000
   The Williams Capital Group, L.P.........................        375,000
                                                              ------------
   Total...................................................   $150,000,000
                                                              ============

   The Underwriting Agreement provides that the obligations of the several underwriters to pay for and accept delivery of the bonds is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the bonds if any are taken.

   The underwriters initially propose to offer part of the bonds directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.50 per bond. Any underwriter may allow, and such dealers may reallow, a concession to certain other dealers not to exceed $0.45 per bond. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the underwriters.

   The Company has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional $22,500,000 aggregate principal amount of bonds at the public offering price on the cover page of this prospectus supplement less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. If the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of additional bonds as the number set forth next to the underwriter's name in the preceding table bears to the total aggregate principal amount of bonds shown in the preceding table.

   The Company and the Guarantor have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

   Prior to the offering, there has been no public market for the bonds. We intend to apply to have the bonds listed on the New York Stock Exchange, and we expect trading in the bonds on the New York Stock Exchange to begin within 30 days after the original issue date. In order to meet the requirements for listing the bonds, the underwriters will undertake to sell lots of 100 or more bonds to a minimum of 400 beneficial holders.

   The bonds are a new issue of securities with no established trading market. The representatives have advised us that they intend to make a market in the bonds. The representatives are not obligated, however, to do so and may discontinue their market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

   In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the underwriters may overallot the offering, creating a short position in the bonds for their own account. In addition, to cover short positions or to stabilize the price of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the bonds in the offering, if the syndicate repurchases previously distributed bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   Some of the underwriters and their affiliates have provided, and may provide in the future, investment and commercial banking and financial advisory services to us from time to time.

PROSPECTUS

                          TOMMY HILFIGER U.S.A., INC.

                                DEBT SECURITIES

                          TOMMY HILFIGER CORPORATION

                                  GUARANTEES

                               -----------------

   Tommy Hilfiger U.S.A., Inc. (the "Company") may offer from time to time, in one or more series, unsecured notes, debentures or other debt securities (the "Debt Securities"), in amounts, at prices and on terms to be determined by market conditions at the time of offering, having an aggregate initial offering price of up to U.S. $250,000,000 or its equivalent in any other currency or composite currency. The Debt Securities, when issued, will constitute unsecured obligations of the Company and will rank on a parity with all the unsecured and unsubordinated indebtedness of the Company. All Debt Securities will be unconditionally guaranteed as to payment of principal, premium, if any, and interest by Tommy Hilfiger Corporation, the parent corporation of the Company (the "Guarantor," and collectively with the Company and its other subsidiaries, "Tommy Hilfiger"). The guarantees of the Debt Securities (the "Guarantees"), when issued, will constitute unsecured obligations of the Guarantor and will rank on a parity with all other unsecured indebtedness of the Guarantor.

   The specific terms of the Debt Securities and the Guarantees with respect to which this prospectus is being delivered will be set forth in a supplement to this prospectus, together with the terms of the offering and sale of the Debt Securities and the Guarantees, the initial offering price and the net proceeds to the Company from the sale thereof. The prospectus supplement will include, with regard to the particular Debt Securities, the following information: the specific designation, aggregate principal amount, authorized denominations (which may be in U.S. dollars, or any other currency or composite currency), maturity, rate or method of calculation of interest and dates for payment thereof, any terms for optional or mandatory redemption or payment of additional amounts or any sinking fund provisions, any index or formula for determining the amount of any principal, premium, or interest, whether the securities are issuable in certificated form or in the form of global securities and any provisions for the conversion or exchange of such Debt Securities. The prospectus supplement also will contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities and the Guarantees covered by such prospectus supplement.

   The Debt Securities may be sold directly by the Company through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company, underwriters or dealers are involved in the sale of any Debt Securities in respect of which this prospectus is being delivered, the names of such agents, underwriters or dealers and any applicable commissions or discounts and the net proceeds to the Company will be set forth in a prospectus supplement.

   The sale of Debt Securities under the Registration Statement of which this prospectus forms a part or under a Registration Statement to which this prospectus relates will reduce the amount of Debt Securities which may be sold hereunder.

   This prospectus may not be used to consummate sales of Debt Securities unless accompanied by a prospectus supplement.

                               -----------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY  THE  SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE  SECURITIES  COMMISSION
      PASSED UPON THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------


               The date of this prospectus is November 21, 2001.

   NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE GUARANTOR OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE GUARANTOR SINCE THE DATE HEREUNDER OR THEREOF.

                             AVAILABLE INFORMATION

   The Guarantor is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Guarantor may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at the web site (http://www.sec.gov) maintained by the Commission and at the Commission's Regional Offices located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Ordinary Shares of the Guarantor are listed on the New York Stock Exchange, where reports, proxy statements and other information concerning the Guarantor can also be inspected. The offices of the New York Stock Exchange are located at 20 Broad Street, New York, New York 10005.

   The Company does not file reports under the Exchange Act.

   The Guarantor and the Company have filed a combined registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission with respect to the Debt Securities and the Guarantees offered hereby. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the Registration Statement. For further information with respect to the Guarantor, the Company, the Debt Securities and the Guarantees, reference is hereby made to such Registration Statement, including the exhibits filed as a part thereof. Statements contained in this prospectus concerning the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed rates at the offices of the Commission set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents filed with the Commission by the Guarantor pursuant to the Exchange Act are incorporated herein by reference:

      (a) the Guarantor's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, filed with the Commission on June 26, 2001;

      (b) the Guarantor's Proxy Statement for the October 29, 2001 Annual Meeting of Shareholders of the Guarantor, filed with the Commission on September 21, 2001;

      (c) the Guarantor's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2001 and September 30, 2001, filed with the Commission on August 9, 2001 and November 13, 2001, respectively; and

      (d) the Guarantor's Current Report on Form 8-K dated June 29, 2001, filed with the Commission on July 6, 2001.

   All documents filed by the Guarantor or the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document or portion thereof which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   The Guarantor and the Company will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are incorporated by reference into such documents). Such written requests should be addressed to the Investor Relations Department, Tommy Hilfiger U.S.A., Inc., 25 West 39th Street, New York, New York 10018. Telephone requests may be directed to the Investor Relations Department at (212) 840-8888.

                      ENFORCEABILITY OF CIVIL LIABILITIES
                              AND RELATED MATTERS

   The Guarantor is organized under the laws of the British Virgin Islands. Certain of its directors and officers are residents of non-United States jurisdictions and certain of the assets of the Guarantor, and all or a substantial portion of the assets of such other persons, are located in non-United States jurisdictions. As a result, it may be difficult for investors to effect service within the United States upon such persons or to enforce against them in the United States, such judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. Additionally, there is doubt as to the enforceability in the British Virgin Islands, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon the United States federal securities laws.

                                TOMMY HILFIGER

   Tommy Hilfiger designs, sources and markets men's and women's sportswear, jeanswear and childrenswear under the Tommy Hilfiger trademarks. Through a range of strategic licensing agreements, Tommy Hilfiger also offers a broad array of related apparel, accessories, footwear, fragrance and home furnishings. Tommy Hilfiger's products can be found in leading department and specialty stores throughout the United States, Canada, Europe, Mexico, Central and South America, Japan, Hong Kong and other countries in the Far East, as well as Tommy Hilfiger's own network of specialty and outlet stores in the United States, Canada and Europe.

   The Guarantor is organized under the laws of the British Virgin Islands. The principal executive offices of the Guarantor are located at 11/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong. The Guarantor's telephone number is 852-2216-0668.

   The Company is a direct, wholly owned subsidiary of the Guarantor and is organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 25 West 39th Street, New York, New York 10018. The Company's telephone number is (212) 840-8888.

                                USE OF PROCEEDS

   Unless otherwise provided in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used by the Company for general corporate purposes.

              RATIO OF EARNINGS TO FIXED CHARGES OF THE GUARANTOR

   The following table sets forth the Guarantor's consolidated ratios of earnings to fixed charges for each of the five fiscal years in the period ended March 31, 2001 and for the six months ended September 30, 2001 and 2000:

SIX MONTHS ENDED
 SEPTEMBER 30,   FISCAL YEAR ENDED MARCH 31,
---------------- ---------------------------
  2001    2000   2001  2000 1999 1998  1997
  ----   ------  ----  ---- ---- ----- -----
  3.9x     4.0x  4.5x  5.8x 6.5x 32.0x 36.2x

   For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of net income, provision for income taxes and fixed charges (less capitalized interest). Fixed charges are the sum of interest expense, the estimated interest portion of rental charges and capitalized interest.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

   The Debt Securities are to be issued under an Indenture (the "Indenture"), among the Company, the Guarantor and JPMorgan Chase Bank, as trustee (the "Trustee"), a copy of which is filed as an Exhibit to the Registration Statement of which this prospectus is a part. The following summary of certain provisions of the Debt Securities, the Guarantees and the Indenture does not purport to be complete and is subject to and is qualified in its entirety by reference to all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections, Articles or defined terms of the Indenture are referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meaning given in the Indenture.

   The following sets forth certain general terms and provisions of the Debt Securities and Guarantees. The specific terms of the Debt Securities and Guarantees offered by any prospectus supplement (the "Offered Debt Securities") will be described in the prospectus supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement").

GENERAL

   All Debt Securities will be unsecured obligations of the Company, will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company and will have the benefit of the Guarantees described below.

   The Indenture does not limit the aggregate principal amount of the Debt Securities or of any particular series of Offered Debt Securities and provides that Debt Securities may be issued thereunder from time to time in one or more series. All Debt Securities of any series need not be issued at the same time or bear interest at the same rate or mature on the same date.

   Reference is made to the Applicable Prospectus Supplement relating to the Offered Debt Securities for the following terms thereof: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities will mature; (4) the rate or rates per annum (or the method of calculating such rates) at which the Offered Debt Securities will bear interest, if any, and the date from which such interest, if any, will accrue;
(5) the Interest Payment Dates on which any such interest on the Offered Debt Securities will be payable and the Regular Record Date for any interest payable on any Offered Debt Securities on any Interest Payment Date and the extent to which, or the manner in which, any interest payable on a global Debt Security
(a "Global Note") on an Interest Payment Date will be paid if other than in the manner described under "Global Notes" below; (6) the dates, if any, on which and the price or prices at which the Offered Debt Securities may, pursuant to any mandatory or optional sinking fund provisions, be redeemed by the Company and other detailed terms and provisions of any such sinking funds; (7) the date, if any, after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional redemption provisions (other than as set forth under "Optional Tax Redemption"), be redeemed at the option of the Company or of the holder thereof and other detailed terms and provisions of any such optional redemption; (8) the denominations (if other than U.S. $1,000 and integral multiples thereof) in which the Offered Debt Securities are issuable;
(9) the currency or currencies, which may be a composite currency such as the European Currency Unit, of payment of principal of and premium, if any, and interest of the Offered Debt Securities, if other than U.S. dollars; (10) whether the Offered Debt Securities are to be issued with original issue discount within the meaning of Section 1273(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder; (11) whether the Offered Debt Securities are to be issued in whole or in part in the form of one or more Global Notes and, if so, the identity of the depositary, if any, for such Global Note or Notes; (12) any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to the Offered Debt Securities; (13) any index used to determine the amount of payments of principal of and premium, if any, and interest on the Offered Debt Securities; and (14) any other terms of the Offered Debt Securities not inconsistent with the terms of the Indenture.

   Unless otherwise indicated in the Applicable Prospectus Supplement relating thereto, principal of and any premium and interest on the Offered Debt Securities will be payable, and the Offered Debt Securities will be exchangeable and transfers thereof will be registrable, at the corporate trust office of the Trustee in New York, New York, provided that, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register. Unless otherwise indicated in the Applicable Prospectus Supplement, payment of any interest due on any Offered Debt Security will be made to the person in whose name such Offered Debt Security is registered at the close of business on the Regular Record Date for such interest. (Sections 301, 305, 307 and 1002)

   Unless otherwise indicated in the Applicable Prospectus Supplement, the Offered Debt Securities will be issued only in fully registered form without coupons in denominations of $1,000 or any integral multiple thereof, and no service charge will be made for any transfer or exchange of such Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305)

   Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from the principal amount thereof. Special federal income tax, accounting and other considerations applicable thereto will be described in the Applicable Prospectus Supplement relating to any such Original Issue Discount Securities.

GUARANTEES

   The Guarantor will unconditionally guarantee the due and punctual payment of the principal, premium, if any, and interest (including additional amounts, if any) on the Debt Securities when and as the same shall become due and payable, whether at maturity, upon redemption, or otherwise. (Section 1301) The Guarantees will rank equally with all other unsecured and unsubordinated indebtedness of the Guarantor.

GLOBAL NOTES

   The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Notes that will be deposited with or on behalf of a depositary located in the United States (the "Depositary") identified in the Applicable Prospectus Supplement relating to such series, which unless otherwise specified therein will be The Depository Trust Company, New York, New York.

   The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform

Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   Unless otherwise specified in the Applicable Prospectus Supplement, Debt Securities, which are to be represented by a Global Note to be deposited with or on behalf of a Depositary, will be represented by a Global Note registered in the name of such Depositary or its nominee. Upon the issuance of a Global
Note in registered form, the Depositary for such Global Note will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Note to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Notes will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Note. Ownership of beneficial interests in Global Notes by persons that hold through participants will be effected only through records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.

   So long as the Depositary for a Global Note, or its nominee, is the registered owner of such Global Note, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Note will not be entitled to have Debt Securities of the series represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing practice, in the event that the Company requests the holders to take, or a beneficial owner desires to take, any action, the Depositary would act upon the instructions of, or authorize, the participant to take such action.

   Payment of principal of, premium, if any, and any interest on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Note representing such Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   The Company expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal, premium, or interest in respect of a permanent Global Note, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interest in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

   A Global Note may not be transferred except as a whole by the Depositary for such Global Note to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. (Section 304(b)) If a Depositary for Debt Securities of a series is at any time unwilling or unable to continue as Depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue Debt Securities in definitive registered form in exchange for the Global Note or Notes representing such Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities represented by one or more Global Notes and, in such event, will issue Debt Securities in definitive registered form in exchange for all the Global Notes representing such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Note equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name.

CERTAIN COVENANTS OF THE COMPANY AND THE GUARANTOR

   Restrictions on Liens. Except as provided below under "Exempted Debt," the Company and the Guarantor will not, and will not permit any Restricted Subsidiary to, create or suffer to exist any mortgage, lien, pledge, charge, security interest or encumbrance (a "Lien" or "Liens") to secure any Indebtedness of the Company, the Guarantor or any Restricted Subsidiary on any property of or any shares of equity interests or evidences of Indebtedness issued by the Company, the Guarantor or any Restricted Subsidiary and owned by the Company, the Guarantor or any Restricted Subsidiary, without making, or causing such Restricted Subsidiary to make, effective provision to secure all of the Debt Securities offered hereunder and then outstanding by such Lien, equally and ratably with any and all other such Indebtedness thereby secured, so long as such other Indebtedness is so secured, except that the foregoing restrictions shall not apply (subject in certain instances to certain qualifications) to: (a) Liens on property of a corporation existing at the time such corporation is merged into or consolidated with the Company, the Guarantor or a Restricted Subsidiary or at the time of sale, lease or other disposition of the properties of such corporation (or a division thereof) as an entirety or substantially as an entirety to the Company, the Guarantor or a Restricted Subsidiary; (b) Liens on property or shares of equity interests or evidences of indebtedness of a corporation existing at the time such corporation becomes a Restricted Subsidiary; (c) Liens securing Indebtedness between a Restricted Subsidiary and the Company or the Guarantor or between Restricted Subsidiaries or between the Guarantor and the Company; (d) Liens on any property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property, whether directly or indirectly, by way of share disposition or otherwise, provided that the Company, the Guarantor or the Restricted Subsidiary, as applicable, must have disposed of such property within 180 days after the creation of such Liens and that any Indebtedness secured by such Liens shall be without recourse to the Company, the Guarantor or any Restricted Subsidiary; (e) Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments; (f) Liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of setoff or similar rights and remedies, in each case as to deposit accounts or other funds maintained with a creditor depository institution, provided that (1) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company, the Guarantor or applicable Restricted Subsidiary in excess of those set forth by regulations promulgated by the Federal Reserve Board, and (2) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution; (g) Liens arising from Uniform Commercial Code financing statements regarding leases; (h) a Lien on the Company's office facility located at 25 West 39th Street, New York, New York; (i) the giving, simultaneously with or within 180 days after the latest of the date of the Indenture, or the acquisition or construction of such property, of a purchase money Lien on property acquired or constructed after the date of the Indenture, or the acquisition after the date of the Indenture, of property subject to any Lien which is limited to such property and which secures Indebtedness not in excess of the lesser of the cost or fair market value of such property; (j) the giving of a Lien on real property which is the sole security for Indebtedness incurred within two years after the latest of the date of the Indenture, the acquisition of the property or completion of the first substantial improvements thereon, provided that the Indebtedness does not exceed the lesser of the cost of the property and improvements or their fair market value and the holder of such Indebtedness is entitled to enforce its payment only by resorting to such security; (k) Liens arising under Tommy Hilfiger Canada Inc.'s existing loan agreement securing Indebtedness not to exceed Can. $25,000,000; (l) Liens arising by the terms of letters of credit entered into in the ordinary course of business to secure reimbursement obligations thereunder; (m) Liens existing on the date of the Indenture; and (n) extension, renewal, replacement or refunding of any Lien existing on the date of the Indenture or referred to in clauses (a) to (d) and (i) to (k), provided that the principal amount of Indebtedness secured thereby and not otherwise authorized by clauses (a) to (d) and (i) to (k) shall not exceed the principal amount of Indebtedness, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding. (Section 1007)

   Restrictions on Sale and Leaseback Transactions. Except as provided below under "Exempted Debt," the Company and the Guarantor will not, nor will they permit any Restricted Subsidiary to, enter into any arrangements with any person providing for the leasing by the Company, the Guarantor or any Restricted Subsidiary of any property or asset now owned or hereafter acquired which has been or is to be sold or transferred by the Company, the Guarantor or such Restricted Subsidiary to such person with the intention of taking back a lease of such property (a "Sale and Leaseback Transaction"), unless the net proceeds of such sale or transfer have been determined by the Board of Directors of the Company or the Guarantor (as applicable) to be at least equal to the fair value of such property or asset at the time of such sale and transfer and either (i) the Company, the Guarantor or a Restricted Subsidiary applies or causes to be applied an amount equal to the net proceeds of such sale or transfer, within 180 days of receipt thereof, to the retirement or prepayment (other than any mandatory retirement or prepayment) of Senior Funded Debt of the Company, the Guarantor or any Restricted Subsidiary or to the purchase of property or assets to be used in the ordinary course of business, or (ii) the Company, the Guarantor or such Restricted Subsidiary would, on the effective date of such sale or transfer, be entitled, pursuant to the Indenture, to issue, assume or guarantee Indebtedness secured by a Lien upon such property or asset at least equal in amount to the Attributable Debt in respect of such Sale and Leaseback Transaction without equally and ratably securing the Debt Securities having the benefit of the "Restrictions on Liens." The foregoing restriction will not apply to any Sale and Leaseback Transaction
(i) between the Company and the Guarantor, the Company or the Guarantor and any Restricted Subsidiary or between Restricted Subsidiaries provided that the lessor shall be the Company, the Guarantor or a Wholly-owned Restricted Subsidiary, or (ii) which has a lease of less than three years in length. (Section 1008)

   Exempted Debt. Notwithstanding the restrictions in the Indenture on (i) Liens and (ii) Sale and Leaseback Transactions, the Company, the Guarantor or the Restricted Subsidiaries may, in addition to amounts permitted under such restrictions, create Indebtedness secured by Liens, or enter into Sale and Leaseback Transactions, provided that, at the time of such transaction and after giving effect thereto, the aggregate outstanding amount of all such Indebtedness secured by Liens plus Attributable Debt resulting from such Sale and Leaseback Transactions does not exceed 10% of Consolidated Stockholders Equity. (Sections 1007(b) and 1008(b))

   Restrictions on Subsidiary Indebtedness. The Company and the Guarantor will not permit any Restricted Subsidiary to create, incur, issue, assume or guarantee any Funded Debt, except: (i) Funded Debt outstanding on the date of the Indenture; (ii) Funded Debt issued to and held by the Company, the Guarantor or a Wholly-owned Restricted Subsidiary; (iii) Funded Debt created, incurred, issued, assumed or guaranteed by a person prior to the time (a) such person became a Restricted Subsidiary; (b) such person merges into or consolidates with a Restricted Subsidiary; or (c) a Restricted Subsidiary merges into or consolidates with such person (in a transaction in which such person becomes a Restricted Subsidiary) (in the case of each of clauses (a),
(b) and (c), which Funded Debt was not incurred in anticipation of such transaction and was outstanding prior to such transaction); (iv) Funded Debt incurred to provide funds for all or part of the cost of acquisition, construction, development or improvement of property (including shares of equity interests), provided that the commitment of the creditor to extend the credit evidenced by such Funded Debt shall have been obtained not later than 180 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property or (b) the placing in operation of such property; (v) Funded Debt under Tommy Hilfiger Canada Inc.'s existing loan agreement in a principal amount not to exceed Can. $25,000,000;
(vi) Funded Debt which is exchanged for, or the proceeds of which are used to replace or refund, any Funded Debt permitted to be outstanding pursuant to clauses (i) through (v) above (or any extension or renewal thereof), in an aggregate principal amount not to exceed the principal amount of the Indebtedness so exchanged, replaced or refunded; (vii) Funded Debt not otherwise permitted pursuant to clauses (i) through (vi) above that, together with any other outstanding Funded Debt created, incurred, issued, assumed or guaranteed pursuant to this clause (vii), has an aggregate principal amount at any time outstanding that does not exceed 10% of Consolidated Stockholders Equity; and (viii) Funded Debt which would be permitted to be incurred under the "Restrictions on Liens." (Section 1009)

   No Special Protection in the Event of a Highly Leveraged Transaction. Unless otherwise indicated in the Applicable Prospectus Supplement, the terms of the Offered Debt Securities will not afford the holders special protection in the event of a highly leveraged transaction.

   Certain Definitions. Set forth below are certain significant terms which are defined in Section 101 of the Indenture:

   "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the actual rate of interest of such transaction) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term "net rental payments" under any lease for any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

   "Capitalized Lease Obligations" means obligations created pursuant to leases which are required to be shown on the liability side of the balance sheet in accordance with generally accepted accounting principles.

   "Consolidated Stockholders Equity" means consolidated stockholders equity of the Guarantor and its Subsidiaries as determined in accordance with generally accepted accounting principles and reflected on the most recent balance sheet delivered to the Trustee pursuant to the Indenture.

   "Funded Debt" means Indebtedness, whether incurred, assumed or guaranteed, maturing by its terms more than one year from the date of creation thereof or which is extendable or renewable at the sole option of the obligor in such manner that it may become payable more than one year from the date of creation thereof; provided, however, that Funded Debt shall not include obligations created pursuant to leases, or any Indebtedness or portion thereof maturing by its terms within one year from the time of any computation of the amount of outstanding Funded Debt unless such Indebtedness shall be extendable or renewable at the sole option of the obligor in such manner that it may become payable more than one year from such time, or any Indebtedness for the payment or redemption of which money in the necessary amount shall have been deposited in trust either at or before the maturity or redemption date thereof.

   "Indebtedness" of a person means indebtedness for borrowed money and all indebtedness under purchase money mortgages or other purchase money liens or conditional sales or similar title retention agreements in each case where such indebtedness has been created, incurred, assumed or guaranteed by such person or where such person is otherwise liable therefor and indebtedness for borrowed money secured by any mortgage, pledge or other lien or encumbrance upon property owned by such person even though such person has not assumed or become liable for the payment of such indebtedness.

   "Restricted Subsidiary" means, at any time, any Subsidiary of the Guarantor, other than the Company, which would be a "Significant Subsidiary" at such time, as such term is defined in Regulation S-X promulgated by the Commission, as in effect on the date of the Indenture.

   "Subsidiary" as to any person, means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such person or by one or more of its Subsidiaries, or by such person and one or more of its Subsidiaries. For the purposes of this definition "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

MERGER AND CONSOLIDATION

   The Indenture provides that the Company may not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, and the Company may not permit any person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless: (i) in case the Company consolidates with or merges into another corporation or conveys, transfers or leases its properties and assets substantially as an entirety to any person, the corporation formed by such consolidation or into which the Company is merged or the person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest on all the Debt Securities and the performance of every covenant of the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction and treating any Indebtedness which becomes an obligation of the Company or a Subsidiary of the Company as a result of such transaction as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of the Company would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by this Indenture, the Company or such successor corporation or person, as the case may be, shall take such steps as shall be necessary effectively to secure the Debt Securities equally and ratably with (or prior to) all indebtedness secured thereby. (Section 801)

   The Indenture provides that the Guarantor may not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, and the Guarantor may not permit any person to consolidate with or merge into the Guarantor or convey, transfer or lease its properties and assets substantially as an entirety to the Guarantor, unless: (i) in case the Guarantor shall consolidate with or merge into another corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, the corporation formed by such consolidation or into which the Guarantor is merged or the person which acquires by conveyance or transfer, or which leases, the properties and assets of the Guarantor substantially as an entirety shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia or the British Virgin Islands and shall expressly assume, by a supplemental indenture, the Guarantees and the performance of every covenant of this Indenture on the part of the Guarantor to be performed or observed; (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Guarantor as a result of such transaction as having been incurred by the Guarantor at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing and (iii) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of the Guarantor would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by this Indenture, the Guarantor or such successor corporation or person, as the case may be, shall take such steps as shall be necessary effectively to secure the Debt Securities equally and ratably with (or prior to) all indebtedness secured thereby. (Section 1303)

PAYMENT OF ADDITIONAL AMOUNTS

   If any deduction or withholding for any present or future taxes, assessments or other governmental charges of any jurisdiction (or any political subdivision or taxing authority thereof or therein) in which the Guarantor is resident for tax purposes shall at any time be required by such jurisdiction in respect of any amounts to be paid by the Guarantor under the Guarantee of Debt Securities of such series, the Guarantor will pay as additional interest such additional amounts as may be necessary in order that the net amounts paid to the holder of any such Debt Security pursuant to the terms of such Debt Security, after such deduction or withholding, will be not less than the amounts specified in such Debt Security to be then due and payable; provided, however, that the Guarantor shall not be required to make any payment of additional amounts for or on account of:

      (a) any tax, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of such holder, if such holder is an estate, trust, partnership, limited liability company or corporation) and the taxing jurisdiction or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident or treated as a resident thereof or being or having been present or engaged in trade or business therein or having had a permanent establishment therein or (ii) the presentation of such Debt Security (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurs later;

      (b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

      (c) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments of (or in respect of) principal of, premium, if any, or interest on such Debt Security;

      (d) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the holder or the beneficial owner of a Debt Security with a request of the Guarantor addressed to the holder (i) to provide information concerning the nationality, residence or identity of the holder or beneficial owner of such Debt Security, or (ii) to make such declaration or other similar claim or reporting requirement, which is required by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge; provided that, in the case of (iii), the holder is legally entitled to deliver such declaration or similar claim; or

      (e) any combination of items (a), (b), (c) and (d) above;

nor will additional amounts be paid with respect to any payment of the principal of or interest on any such Debt Security to any such holder who is a fiduciary or partnership or limited liability company or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of any jurisdiction in which the Guarantor is resident for tax purposes (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company, or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of such Debt Security. (Section 1306)

   Under the laws of the British Virgin Islands, where the Guarantor is incorporated, and Barbados, where the Guarantor is licensed as an external International Business Company, as applied and interpreted on the date of this prospectus, no taxes, levies, imposts or charges of the British Virgin Islands, Barbados or any political subdivision or taxing authority thereof or therein would be required to be deducted or withheld from any payment by the Guarantor under the Guarantees of the Debt Securities.

OPTIONAL TAX REDEMPTION

   Debt Securities of any series may be redeemed at the option of the Guarantor, in whole but not in part, upon not less than 30 nor more than 60 days' notice given as provided in the Indenture, at a redemption price equal to the principal amount thereof (except for Debt Securities issued at a price representing a discount from the principal amount payable at maturity which may be redeemed at the redemption price set forth in such Debt Securities) plus accrued interest to the date fixed for redemption if, as a result of any change in or amendment to the laws or any regulations or ruling promulgated thereunder of any jurisdiction (or of any political subdivision or taxing authority thereof or therein) in which the Guarantor is resident for tax purposes, or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such jurisdiction (or such political subdivision or taxing authority) is a party, which becomes effective on or after the original issue date of such Debt Securities, the Guarantor is or would be required on the next succeeding interest payment date to pay additional amounts with respect to the Debt Securities (as described under "Payment of Additional Amounts" above), and the payment of such additional amounts cannot be avoided by the use of any reasonable measures available to the Guarantor.

   The Debt Securities of any series may also be redeemed at the option of the Guarantor, in whole but not in part, upon not less than 30 days' nor more than 60 days' notice at a redemption price equal to the principal amount thereof (except for Debt Securities issued at a price representing a discount from the principal amount payable at maturity which may be redeemed at the redemption price set forth in such Debt Securities) plus accrued interest to the date fixed for redemption if the person formed by a consolidation or amalgamation of the Guarantor or into which the Guarantor is merged or to which the Guarantor conveys, transfers or leases its properties and assets substantially as an entirety is required, as a consequence of such consolidation, amalgamation, merger, conveyance, transfer or lease and as a consequence of a change in tax law occurring after the date of such consolidation, amalgamation, merger, conveyance, transfer or lease, to pay additional amounts in respect of any tax, assessment or governmental charge imposed on any holder.

   The Guarantor will also pay, or make available for payment, to holders on the redemption date any additional amounts (as described under "Payment of Additional Amounts" above) resulting from the payment of such redemption price. (Section 1305)

EVENTS OF DEFAULT

   The following will be Events of Default under the Indenture with respect to Debt Securities of any series: (a) default in the payment of any interest upon any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of that series at its maturity; (c) default in the deposit of any sinking fund payment, when and as due by the terms of a Debt Security of that series; (d) default in the performance, or breach, of any covenant or warranty of the Company or the Guarantor (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the Indenture specifically dealt with or which has expressly been included in the Indenture solely for the benefit of series of Debt Securities other than that series), and continuance of such default or breach for a period of 60 days after written notice as provided in the Indenture; (e) acceleration of indebtedness of the Guarantor or any Subsidiary of the Guarantor for borrowed money in an outstanding principal amount in excess of $25 million (including a default with respect to Securities of any series other than that series) whether such indebtedness now exists or shall hereafter be created, without such being cured within a period of 10 days after written notice as provided in the Indenture; (f) certain events occurring under bankruptcy, insolvency, reorganization or other similar laws; (g) the Guarantee with respect to that series shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect; or (h) any other event of default provided with respect to Debt Securities of that series. No Event of Default with respect to a particular series of Debt Securities issued under the Indenture (except as to such events in bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder. (Section 501)

   If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable. However, at any time after such a declaration of acceleration with respect to Debt Securities of any series has been made, the Holders of a majority in principal amount of outstanding Debt Securities of that series may, subject to certain conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, with respect to Debt Securities of that series have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "Modification and Waiver" herein.

   Reference is made to the prospectus supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

   Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security and indemnity. (Sections 601 and 603) Subject to such provisions for security and indemnification of the Trustee and certain other rights of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

   No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable security and indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) Notwithstanding the foregoing, the Holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of (and premium, if any) and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Section 508)

   The Indenture requires the Company and the Guarantor to furnish to the Trustee annually statements as to compliance with the Indenture. (Section 1011) The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any series of any default (except in payment of principal, any premium, interest or any sinking fund payments) with respect to Debt Securities of such series if it considers it in the interest of the Holders of Debt Securities of such series to do so. (Section 602)

MODIFICATION AND WAIVER

   With the consent of the holders of a majority of the outstanding Debt Securities of each series affected, the Company, the Guarantor and the Trustee may enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the holders of Debt Securities of such series under the Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each outstanding Debt Security affected thereby: (a) change the stated maturity date of the principal of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the maturity thereof or change any place of payment where, or the coin or currency in which, any Debt Security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date); (b) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults under the Indenture and their consequences) provided for in the Indenture; (c) subject to certain exceptions, modify certain specified provisions of the Indenture relating to modification and waiver, except to increase any percentage required to approve a modification or waiver or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Security affected thereby; or (d) modify any of the substantive provisions of the Guarantees or release or discharge the Guarantor thereunder. (Section 902)

   The Company and the Guarantor may omit in any particular instance to comply with certain specified covenants in the Indenture with respect to the Debt Securities of any series if before the time for such compliance the holders of at least a majority in principal amount of the outstanding Debt Securities of such series shall either waive such compliance in such instance or generally waive compliance with such covenant but no such waiver shall extend to or affect such covenant except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the Guarantor and the duties of the Trustee in respect of any such covenant shall remain in full force and effect. (Section 1012)

   The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all the Debt Securities of such series waive any past default with respect to such series and its consequences, except a default: (a) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series, or (b) in respect of a covenant or provision of the Indenture which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security of such series affected. Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon. (Section 513)

DEFEASANCE OF OFFERED DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

   Defeasance and Discharge. The provisions of the Indenture, as it relates to outstanding Debt Securities of a series, shall no longer be in effect on the 91st day after the date the Company deposits or causes to be deposited irrevocably with the Trustee as trust funds in trust for the purpose of making the following payments: (i) in the case of Debt Securities of such series denominated in U.S. dollars, cash in U.S. dollars (or such other money or currencies as shall then be legal tender in the United States) and/or U.S. government obligations, or (ii) in the case of Debt Securities of such series denominated in a foreign currency (other than a basket currency), money and/or foreign government securities in the same foreign currency, which through the payment of interest and principal in respect thereof, in accordance with their terms, will provide (and without reinvestment and assuming no tax liability will be imposed on such Trustee), not later than one day before the due date of any payment of money, an amount in cash, sufficient to pay and discharge each installment of principal (and premium, if any) (including mandatory sinking fund or analogous payments) of and any interest on all the Debt Securities of such series on the dates such installments of interest or principal are due. It is a condition of such defeasance that (a) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; (b) cause any outstanding Debt Securities of such series then listed on the New York Stock Exchange or other securities exchange to be de-listed as a result thereof; (c) no Event of Default or event which with notice or lapse of time would become an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit or during the period ending on the 91st day after such date; and (d) the Company has delivered to the Trustee an opinion of counsel to the effect that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling to the effect that, and based thereon, such opinion shall confirm that holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposits, defeasance and discharge and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred and (ii) upon the 91st day after the date of such deposit, the trust funds would not be subject to being characterized as a preference for Bankruptcy Law purposes. (Section 403)

   Defeasance of Certain Covenants. The Company and the Guarantor may omit to comply with certain specified covenants in the Indenture with respect to the Debt Securities of a series, if the Company deposits or causes to be irrevocably deposited with the Trustee as trust funds in trust specifically pledged as security for, and dedicated solely to, the benefit of the holders of such Debt Securities (i) in the case of Debt Securities of such series denominated in U.S. dollars, cash in U.S. dollars (or such other money or currencies as shall then be legal tender in the United States) and/or U.S. government obligations, or (ii) in the case of Debt Securities of such series denominated in a foreign currency (other than a basket currency), money and/or foreign government securities in the same foreign currency, which through the payment of interest and principal in respect thereof, in accordance with their terms, will provide (and without reinvestment and assuming no tax liability will be imposed on such Trustee), not later than one day before the due date of any payment of money, an amount in cash, sufficient to pay and discharge each installment of principal (and premium, if any) (including mandatory sinking fund or analogous payments) of and any interest on all the Debt Securities of such series on the dates such installments of interest or principal are due. It is a condition of such defeasance that (a) such deposit shall not, in the opinion of counsel, cause the Trustee with respect to the Debt Securities of such series to have a conflicting interest with respect to the Debt Securities of such series; (b) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; (c) no Event of Default or event which with notice or lapse of time would become an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit; and (d) the Company has delivered to the Trustee an opinion of counsel to the effect that (i) holders of the Debt Securities of such series will not recognize income gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and (ii) upon the 91st day after the date of such deposit, the trust funds would not be subject to being characterized as a preference for bankruptcy law purposes. (Section 1010)

   Defeasance and Events of Default. In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

CONCERNING THE TRUSTEE

   JPMorgan Chase Bank is the Trustee under the Indenture. The Trustee performs services for Tommy Hilfiger in the ordinary course of business and is the administrative agent under a Credit Agreement under which the Company is a borrower.

GOVERNING LAW

   The Indenture, the Debt Securities and the Guarantees are governed by and construed in accordance with the laws of the State of New York. (Section 112) Under New York law, claims for payment of principal, premium, if any, and interest will be barred by the statute of limitations six years after such amounts become due and payable.


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                             PLAN OF DISTRIBUTION

   The Company may sell the Offered Debt Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The Applicable Prospectus Supplement with respect to the Offered Debt Securities will set forth the terms of the offering of the Offered Debt Securities, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Debt Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or re-allowed or paid to dealers, and any securities exchanges on which the Offered Debt Securities may be listed.

   If underwriters are used in the sale, the Offered Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Debt Securities will be named in the Applicable Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the Applicable Prospectus Supplement, the obligations of the underwriters or agents to purchase the Offered Debt Securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Offered Debt Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

   If dealers are used in the sale of Offered Debt Securities with respect to which this prospectus is delivered, the Company will sell such Offered Debt Securities to the dealers as principals. The dealers may then resell such Offered Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating thereto.

   Offered Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Offered Debt Securities with respect to which this prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Applicable Prospectus Supplement. Unless otherwise indicated in the Applicable Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

   Offered Debt Securities may be sold directly by the Company to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Applicable Prospectus Supplement.

   In connection with the sale of the Offered Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of Offered Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the Offered Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Offered Debt Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

   If so indicated in the Applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Debt Securities from the Company at the public offering price set forth in the Applicable Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be

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subject only to those conditions set forth in the Applicable Prospectus
Supplement, and the Applicable Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

   Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto.

   Some or all of the Offered Debt Securities may be new issues of securities with no established trading market. Any underwriters to whom Offered Debt Securities are sold by the Company for public offering and sale may make a market in such Offered Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Offered Debt Securities.

   Certain of the underwriters, dealers or agents and their affiliates may be customers of, engage in transactions with, and perform services for, the Guarantor or the Company in the ordinary course of business.

                      VALIDITY OF OFFERED DEBT SECURITIES

   The validity of the Offered Debt Securities will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York, and for any underwriters by Simpson Thacher & Bartlett, New York, New York. The validity of the Guarantees will be passed upon for the Guarantor by Harney Westwood & Riegels, the British Virgin Islands.

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Tommy Hilfiger Corporation for the fiscal year ended March 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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